K Wave Media Ltd.

C/o Maples Corporate Services Limited

PO Box 309, Ugland House

Grand Cayman, KY1-1104

Cayman Islands

December 26, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	K Wave Media Ltd. (the “Company”)
Registration Statement on Form S-4
(File No. 333-278221) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the registrant K Wave Media, Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Monday, December 30, 2024, or as soon as practicable thereafter.

Very truly yours,

K Wave Media Ltd.

By:	/s/ Anthony Ang
Name: Anthony Ang
Title: Chairman

cc:	Mr. Tan Chin Hwee Executive Chairman and Interim Chief Executive Officer K Enter Holdings, Inc.
James A. Prestiano, Esq. Andy Tucker, Esq.